# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rare Element Resources Ltd., CIK 0001419806
CUSIP: 75381M151
Title of class of securities: Common Stock
Address of issuer's principal executive offices: P.O. Box 80, Firestone, Colorado (CO), 80520
Date of event which requires filing of this statement: 03/10/2026
Filed by CIK 0001158423
Persons authorized to receive notices and communications: Rhys Williams, Synchron, 3550 General Atomics Court, San Diego, California (CA), 92121-1122, (858) 455-2640; Donald G. Kilpatrick, Esq., Pillsbury Winthrop Shaw Pittman LLP, 31 West 52nd Street, New York, New York (NY), 10019, (212) 858-1235

## Reporting persons
- Synchron: type of reporting person: corporation (CO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 460,889,576; shared voting power 0; sole dispositive power 460,889,576; shared dispositive power 0; aggregate amount beneficially owned 460,889,576 (71.4% of the class)
- General Atomic Technologies Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Wyoming (WY); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 460,889,576; shared voting power 0; sole dispositive power 460,889,576; shared dispositive power 0; aggregate amount beneficially owned 460,889,576 (71.4% of the class)
- Tenaya Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 460,889,576; shared voting power 0; sole dispositive power 460,889,576; shared dispositive power 0; aggregate amount beneficially owned 460,889,576 (71.4% of the class)
- James N. Blue (CIK 0001158423): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 460,889,576; shared voting power 0; sole dispositive power 460,889,576; shared dispositive power 0; aggregate amount beneficially owned 460,889,576 (71.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Rare Element Resources Ltd.
Address of issuer's principal executive offices: P.O. Box 80, Firestone, Colorado (CO), 80520
Comment:
This Amendment No. 5 (as defined below) amends and restates the Schedule 13D filed on October 2, 2017, as amended by the Schedule 13D/A previously filed on October 14, 2019, as further amended by the Schedule 13D/A filed on December 23, 2021, as further amended by the Schedule 13 D/A on March 19, 2024 and as further amended by the Schedule 13D/A filed on June 28, 2024 (the "Existing Schedule 13D"). The Existing Schedule 13D and this Amendment No. 5 are collectively referred to herein as the "Schedule 13D". Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings given to them in the Existing Schedule 13D. The Existing Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 5.

The class of equity securities to which this amendment to Schedule 13D (this "Amendment No. 5") relates is the Common Shares, no par value, of Rare Element Resources Ltd., a British Columbia corporation (the "Issuer"). The Issuer's principal executive offices are P.O. Box 80, Firestone, Colorado 80520.

## Item 2. Identity and Background
Name of person filing: (a)-(c) The persons filing this Schedule 13D are Synchron, a California corporation ("Synchron"), General Atomic Technologies Corporation, a Wyoming corporation and parent company of Synchron ("GATC"), Tenaya Corporation, a Delaware corporation and parent company of GATC ("Tenaya"), and James N. Blue, an individual residing in California (together with Synchron, GATC, and Tenaya, the "Reporting Persons"). Synchron is a privately-owned company for diversified businesses in technology and other industries and its principal office and business is located at 3550 General Atomics Court, San Diego, California 92121-1122. GATC is a privately-owned holding company for diversified businesses in technology and other industries and its principal office and business is located at 3550 General Atomics Court, San Diego, California 92121-1122. Tenaya is a privately-owned holding company for diversified businesses in technology and other industries and its principal office and business is located at P.O. Box 910304, San Diego, California, 92191-0304. Mr. Blue has a principal business address of 3550 General Atomics Court, San Diego, California 92121-1122 and is the Chairman, President and Chief Executive Officer of GATC.
Criminal convictions in the last five years: (d)-(e) During the last five years, none of the Reporting Persons has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: James N. Blue is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On October 2, 2017, the Issuer and Synchron executed an investment agreement (the "Investment Agreement") providing for the purchase of Common Shares of the Issuer. Pursuant to the Investment Agreement, Synchron acquired (x) the right to designate two directors to fill vacancies on the Board of Directors of the Issuer and (y) 26,650,000 Common Shares of the Issuer (the "Acquired Shares"), which constituted approximately 33.5% of the fully-diluted Common Shares issued and outstanding as of the date of the transaction, for $4,752,000 in cash, including a $500,000 preliminary payment made on August 18, 2017 pursuant to a term sheet executed between the Issuer and an affiliate of Synchron (the "Purchase Price"). The Issuer and Synchron also executed an intellectual property rights agreement, pursuant to which the Issuer has granted Synchron certain rights to the Issuer's intellectual property relating to rare earth processing and separation.

The Issuer also granted Synchron an option (the "Option") to purchase Common Shares of the Issuer that constitute 15.496667690889% of the fully diluted Common Shares of the Issuer immediately after the exercise of the Option (the "Option Shares") at a total exercise price of $5,040,000 in cash (the "Option Exercise Price"). On October 14, 2019, Synchron exercised the Option in full by delivering an exercise notice to the Issuer pursuant to the Investment Agreement and therefore acquired 24,175,000 Common Shares from the Issuer for the Option Exercise Price (such transaction, the "2019 Option Exercise").

On November 12, 2021, the Issuer commenced a rights offering for its Common Shares (the "2021 Rights Offering"), which expired on December 8, 2021. Synchron was advised that the Common Shares issued pursuant to the 2021 Rights Offering were distributed on December 16, 2021 to shareholders that had exercised their subscription rights, it being confirmed that Synchron had purchased 65,531,925 Common Shares of the Issuer for a total price of $15,727,662 in cash (such transaction, the "2021 Subscription").

On February 16, 2024, the Issuer commenced another rights offering for its Common Shares (the "2024 Rights Offering"), which expired on March 11, 2024. Synchron was advised that the Common Shares issued pursuant to the 2024 Rights Offering were distributed on March 15, 2024 to shareholders that exercised their subscription rights, it being confirmed that Synchron purchased 244,383,591 Common Shares of the Issuer for a total price of $29,326,030 in cash (such transaction, the "2024 Subscription").

On January 6, 2026, the Issuer commenced another rights offering for its Common Shares (the "2026 Rights Offering"), which expired on January 30, 2026. Synchron was advised that the Common Shares issued pursuant to the 2026 Rights Offering were distributed on March 4, 2026 to shareholders that exercised their subscription rights, it being confirmed on March 10, 2026 that Synchron purchased 100,149,060 Common Shares of the Issuer for a total price of $24,035,774.40 in cash (such transaction, the "2026 Subscription"). The Common Shares acquired in the 2026 Subscription, together with the Common Shares acquired in the 2024 Subscription, the Common Shares acquired in the 2021 Subscription, the Option Shares and the Acquired Shares, constitute approximately 71.4% of the fully diluted Common Shares assuming (i) 516,134,712 Common Shares of the Issuer issued and outstanding as of January 30, 2026 (as disclosed in the Issuer's prospectus supplement filed with the SEC in connection with the 2026 Rights Offering on February 6, 2026 (the "Prospectus Supplement")) and (ii) 129,033,678 Common Shares of the Issuer were issued in connection with the 2026 Rights Offering (as contemplated by the Prospectus Supplement).

The source of the Purchase Price and the Option Exercise Price was available cash and cash equivalents of Synchron.

## Item 4. Purpose of Transaction
Purpose of transaction: See Item 3 above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a)-(b) Synchron is the beneficial owner of 460,889,576 Common Shares of the Issuer, including 26,650,000 Acquired Shares (which were issued in connection with the Investment Agreement transaction described in the Existing Schedule 13D), 24,175,000 Option Shares (which were issued in connection with the 2019 Option Exercise), 65,531,925 Common Shares acquired in the 2021 Rights Offering, 244,383,591 Common Shares acquired in the 2024 Rights Offering and 100,149,060 Common Shares acquired in the 2026 Rights Offering, constituting, in the aggregate, approximately 71.4% of the Common Shares of the Issuer assuming (i) 516,134,712 Common Shares of the Issuer issued and outstanding as of January 30, 2026 (as disclosed in the Prospectus Supplement) and (ii) 129,033,678 Common Shares of the Issuer were issued in connection with the 2026 Rights Offering (as contemplated by the Prospectus Supplement). Synchron has the sole voting and dispositive power over the Acquired Shares, the Option Shares, the Common Shares acquired in the 2021 Rights Offering, the Common Shares acquired in the 2024 Rights Offering and the Common Shares acquired in the 2026 Rights Offering.

Because each of General Atomic Technologies Corporation, Tenaya and Mr. Blue may be deemed to control Synchron, each of General Atomic Technologies Corporation, Tenaya and Mr. Blue may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Common Shares beneficially owned by Synchron.

The filing of this Schedule 13D should not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Shares that such Reporting Person may be deemed to beneficially own.
Transactions in the class effected during the past sixty days: Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise indicated above, no other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of Amendment No. 4 is hereby incorporated by reference in its entirety.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Item 7 of Amendment No. 4 is hereby incorporated by reference in its entirety.

## Signatures
- Synchron: /s/ Kristopher S. George, Kristopher S. George/Assistant Treasurer (03/12/2026)
- General Atomic Technologies Corporation: /s/ Kristopher S. George, Kristopher S. George/Assistant Treasurer (03/12/2026)
- Tenaya Corporation: /s/ Kristopher S. George, Kristopher S. George/Assistant Treasurer (03/12/2026)
- James N. Blue: /s/ James N. Blue, James N. Blue (03/12/2026)